Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Coca-Cola Bottling Co. Consolidated

Ratio of Earnings to Fixed Charges

	Second Quarter		First Half
(In Thousands, Except Ratios)	2016	2015	2016	2015
Computation of Earnings:
Income before income taxes	$27,962	$46,483	$13,851	$50,949
Add:
Interest expense	9,217	6,227	18,004	13,070
Amortization of debt premium/discount and expenses	591	492	1,166	996
Interest portion of rent expense	1,029	728	1,867	1,387
Earnings as adjusted	$38,799	$53,930	$34,888	$66,402

Computation of Fixed Charges:
Interest expense	$9,217	$6,227	$18,004	$13,070
Capitalized interest	106	72	336	138
Amortization of debt premium/discount and expenses	591	492	1,166	996
Interest portion of rent expense	1,029	728	1,867	1,387
Fixed charges	$10,943	$7,519	$21,373	$15,591

Ratio of Earnings to Fixed Charges	3.55	7.17	1.63	4.26